Exhibit (a)(5)(II)

From: bluebird bio Tender via Docusign

Subject: NEW Action Requested from bluebird bio: Revised Tender Offer instructions

Hello,

You are receiving this notification because our records indicate that you currently hold shares of bluebird bio, Inc. (“bluebird”) stock in a Shareworks account.

On May 14, 2025 bluebird announced updates to the tender offer (the “Tender Offer”) in connection with the merger agreement between bluebird and funds managed by global investment firms Carlyle and SK Capital. Specifically, shareholders now can select between two forms of consideration for their shares and may receive EITHER:

•	$3.00 per share upfront and a contingent value right (“CVR”) of $6.84 per share payable upon achievement of a net sales milestone of $600 million by December 31, 2027 OR

•	$5.00 per share upfront and no CVR

In light of the updated agreement, all stockholders must take action if they wish to tender their shares—even if they previously tendered their shares into the original offer. If stockholders that previously tendered do not take action, it will have the same effect as withdrawing previously tendered shares from the offer.

To retender your shares into your preferred option:

•	Follow the prompts in this email to open the form in DocuSign

•

Your name and the number of shares you hold in each of the three bluebird plans in Shareworks as of May 20, 2025 will be pre-populated in the form. You can tender all, none, or a portion of your shares into either option.

•	To tender all shares into a single option, simply check the box that indicates your preference and sign and submit the form.

•	If you wish to tender a different number of shares into either (or both) options, please write in the number of shares you want to tender in each box labeled “Other:” before signing the form.

•	Once you sign and submit the form, your response will be automatically recorded. Please download a copy for your records.

•	If you take no action, your shares will not be tendered—even if you previously tendered your shares into the original offer.

As a reminder:

•

bluebird’s Board of Directors unanimously approved the agreement to be acquired by funds managed by global investment firms Carlyle and SK Capital and recommends that stockholders tender their shares into the Tender Offer.

•

The expiration date for the Tender Offer is May 29, 2025. Morgan Stanley has a processing cutoff earlier than the deadline, so all bluebird stockholders should make their election by 3 p.m. on Tuesday, May 27, 2025.

•

Only shares held at Shareworks through previous vesting of your RSUs and/or PSUs can be tendered through this form. As shared previously, currently held unvested RSUs and PSUs subject only to service-vesting conditions will be accelerated at closing and will receive the original offer price of $3.00 per share upfront plus the CVR. You do not need to take any action with regard to these RSUs and PSUs.

•

You can confirm the number of shares you hold in each of the three bluebird plans (Employee Stock Purchase Plan, Vested Restricted Awards, and/or bluebird Employee Stock Purchase Plan) by logging into your Shareworks account.

•

Tendering is discretionary, and tendered shares may be withdrawn at any time prior to the expiration of the Tender Offer. Email tender@bluebirdbio.com prior to the expiration of the Tender Offer if you wish to withdraw your tender.

Please reach out to tender@bluebirdbio.com with any questions.

Joe Vittiglio

Chief Legal Officer

bluebird bio

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is being made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that were filed by Beacon Parent Holdings, L.P. (“Parent”) and Beacon Merger Sub, Inc. (“Merger Sub”) with the SEC on March 7, 2025, as amended. In addition, bluebird has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 7, 2025, as amended. The tender offer materials and the Solicitation/Recommendation statement, as they may be amended from time to time, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Investors may obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, copies of these materials and other documents by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.